Exhibit 99.1

                     [TELEMIG CELULAR LOGO][GRAPHIC OMITTED]


 TELEMIG CELULAR PARTICIPACOES S.A.                  TELEMIG CELULAR S.A.
CNPJ/MF N(degree) 02.558.118/0001-65        CNPJ/MF N(degree) 02.320.739/0001-06
          Listed Company                                Listed Company

                                  Material Fact

In compliance with paragraph 4, article 157, of Law No. 6404/76, and Instruction No. 358/02, issued by the Brazilian Exchange Commission (Comissao de Valores Mobiliarios - CVM), the Management of Telemig Celular Participacoes S.A. and of its subsidiary company, Telemig Celular S.A. ("Telemig Celular"), inform the public the following:

1. Through an auction process held on this Tuesday, September 21st, 2004, at the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), Telemig Celular submitted the highest offer for the acquisition of the authorization for exploitation of the Personal Mobile Service (SMP) in the "E" frequency band, in the municipalities of Sector 3 of Region I of the General Concession Plan (Plano Geral de Outorga - PGO), knows as the Triangulo Mineiro region.

2. The value offered by Telemig Celular was nine million, seven hundred and twenty five thousand reais (R$ 9,725,000.00), representing a premium of 80.5% in relation to the original referred price of five million, three hundred and eighty-six thousand, five hundred and forty-one reais (R$ 5,386,541.00).

3. The Triangulo Mineiro region has a population of approximately 1.8 million inhabitants and a personal mobile service penetration rate estimated at 29%.

4. Telemig Celular now awaits for the conclusion of the auction process to sign the Term of Authorization for exploitation of the "E" frequency band of the Personal Mobile Service (SMP), in the referred area.

                         Brasilia, September 21st, 2004.

                         Antonio Jose Ribeiro dos Santos
            Chief Financial Officer and Head of Investor Relations of
                       Telemig Celular Participacoes S.A.

                           Ricardo Del Guerra Perpetuo
            Chief Financial Officer and Head of Investor Relations of
                              Telemig Celular S.A.